Exhibit 99.1

ERMENEGILDO ZEGNA GROUP TO OPEN NEW LUXURY FOOTWEAR AND LEATHER GOODS PRODUCTION FACILITY IN SALA BAGANZA (PARMA)

Expected to be completed by December 2026

February 8, 2024 – MILAN— Ermenegildo Zegna Group announced today that it will open a new luxury footwear and leather goods production facility in Sala Baganza (Parma). The new facility, scheduled to be completed by the end of 2026, will expand the Group’s production capacity and allow for further focus on promoting and enhancing Italian craftsmanship.

Gildo Zegna, Chairman and CEO of the Ermenegildo Zegna Group, said: “Luxury footwear and leather goods are flagships of Italian manufacturing. While we are creating a true center of excellence focused on these important aspects of the Italian luxury industry by opening this new facility, the center will be more than just a production facility. It will play an important role as a training ground for a new generation of artisans, ensuring the ongoing viability of these important skills and working to preserve the uniqueness of Made in Italy. Parma is the ideal location for this project, building on the region’s long history of craftsmanship and expanding our presence there.”

The Group is developing this cutting-edge center for excellence to meet the growing needs of its brands, focusing mainly on men’s footwear and leather goods and further supporting the growth of ZEGNA’s Triple Stitch™. The facility will also act as an important research and development (R&D) center, further strengthening the Group’s personalization offer as it seeks to meet clients’ growing demands. The new facility is expected to be completed by December 2026 and to employ over 300 people at full capacity in 2027.

As approved by local organizations, the 12,500 square meter facility will be constructed on a 10-hectare plot of land in the northern Emilian Apennines, located 10 km from the center of Parma. The architectural and landscape design of the new complex, developed by the internationally renowned Milan-based architecture and interior design studio ACPV ARCHITECTS Antonio Citterio Patricia Viel, prioritizes the site’s unique environmental and natural features. In the ethos of designing an “oasis” as a tool for protecting and developing ecosystems, manufacturing and nature will coexist thanks to the innovative and sustainable architecture. Emphasizing a “design for tomorrow” philosophy, the facility will integrate large indoor and outdoor multifunctional spaces into the natural landscape and will be constructed with longevity and resilience at its core.
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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group is a leading global luxury group listed at the New York Stock Exchange (NYSE:ZGN). The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding. At the end of 2023, Ermenegildo Zegna Group had more than 7,000 employees and revenues of €1.9 billion in 2023.

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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio / Clementina Tito
ir@zegna.com / corporatepress@zegna.com

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Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; the COVID-19 pandemic or similar public health crises; international business, regulatory, social and political risks; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.